September 15, 2010

Lin Shuipan, Chairman
Exceed Company Ltd.
Suite 8, 20/F, One International Finance Centre
1 Harbour View Street
Central Hong Kong

>   RE: **Exceed Company Ltd.**
>   **Form 20-F Annual Report FYE December 31, 2009**
>   **Filed April 7, 2010 and amended August 23, 2010**
>   **File No. 1-33799**

Dear Mr. Shuipan:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

        Please note that the page references in this letter are to the amendment to the Form 20-F which was filed August 23, 2010.

Item 6. Directors, Senior Management and Employees

Board Practices, page 69

  1. Please provide the information required by Item 6.C.1 to the Form 20-F.

Exhibit, page 85

  2. Please list all exhibits filed as part of the annual report, including exhibits incorporated by reference. We note that you have only listed those exhibits that were filed with the Form 20-F.

3. We note that your business is substantially dependent upon the distributorship arrangements. To the extent that the distributorship agreements are standard in format, please file a form of the agreement as an exhibit, to the extent that the distributorship agreements vary in their terms, please file the material distributorship agreements as exhibits.

Item 15 – Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 84

4. We note that your chief executive officer and chief financial concluded that your disclosure controls and procedures "…were effective in ensuring that the information required to be disclosed by [you] in the reports that [you] file and furnish under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified by the Securities and Exchange Commission's rules and regulations." Please revise to provide management's conclusion regarding the effectiveness of your disclosure controls and procedures to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rules 13a-15(e) and 15d-15(e).

5. We note that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were effective as of the end of the period covered by your annual report (i.e., December 31, 2009). Please tell us how the material weakness noted in your amended filing affects management's conclusion regarding the effectiveness of your disclosure controls and procedures. If you continue to believe your disclosure controls and procedures were effective at December 31, 2009, please tell us the factors you considered to support your conclusion. Otherwise, please revise to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures along with any remediation plans that have been enacted.

Management's Report on Internal Control over Financial Reporting, page 84

6. It appears that your report on internal control over financial reporting does not comply with the disclosure required by Item 15T(b) of Form 20-F as you have not provided a statement in substantially the following form: "This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company

to provide only management's report in this annual report." Please revise to include such disclosure.

7. We note that management concluded that your internal control over financial reporting was not effective at December 31, 2009. This appears to be inconsistent with the disclosure per page 15 of your filing which states that management concluded that your internal control over financial reporting was effective at December 31, 2009. Please revise or advise.

8. We note that you have implemented remedial action to address the material weakness in your internal control over financial reporting. Please revise to disclose your specific plans to remediate this material weakness.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

25 – Earnings Per Share, page 50

9. We note that you have restated earnings per share due to the misapplication of guidance in IAS 33 regarding contingently issuable shares. It appears that your revised calculation of diluted earnings per share for the fiscal year ended December 31, 2009 includes an adjustment for the release of shares held in escrow as a result of meeting a profit after tax target of $38,067,350 (as disclosed per page 48 of your filing). However, it does not appear that you met this earnings target as profit after tax per your statement of comprehensive income for the fiscal year ended December 31, 2009 is $36,335,000. Please advise.

10. Please provide us with your calculation of the adjustment to dilutive potential ordinary shares for the convertible preferred shares issued by Windrace International Company Limited for the fiscal years ended December 31, 2009 and 2008.

11. We note that there are 10,890,000 warrants outstanding to purchase shares of your common stock at an exercise price of $5.25 per share. Please tell us how these warrants were considered in your calculation of diluted earnings per share. Refer to paragraphs 45-47 of IAS 33.

Section 302 Certification

12. Please remove the titles of the certifying individuals and the name of the company from the introductory paragraphs of your certifications and confirm to us that the inclusion of the titles of the certifying individuals is not intended to limit the capacity in which such individuals provided these certifications.

Form 6-K filed August 23, 2010

13. We note that you attribute the increase in trade receivables from RMB 284,795,000 at December 31, 2008 to RMB 812,747,000 at December 31, 2009 to an extension in the credit periods offered to certain distributors. Although you are no longer offering extended payment terms, we note that your trade receivables balance at June 30, 2010 was RMB 570,418,000 and you recognized revenue of RMB 640,717,000 during the three month period then ended. As you require 30% of the purchase price to be paid upon delivery, please provide us with an analysis of your trade receivables balance at June 30, 2010. This analysis should indicate the amount outstanding related to revenue recognized during the fiscal year ended December 31, 2009 compared to the interim period ended June 30, 2010. In addition, please provide the expected timing of collections for the remainder of your December 31, 2009 trade receivables and provide management's assessment of the collectability of these balances.

14. Your disclosure states that the average trade receivables turnover for the quarter ended June 30, 2010 was 102 days which "was within the credit period given to [y]our distributors." This statement appears to be inconsistent with your policy of offering your distributors a two month period for payment (i.e., 60 days). Please reconcile.

15. We note that the number of weighted average number of shares outstanding used to calculate diluted earnings per share increased from 12,725,257 for the fiscal year ended December 31, 2009 to 35,293,619 for the six month period ended June 30, 2010. Please provide us with a summary of the activity that resulted in this change.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel, staff accountant, at (202) 551-3737 or Ethan Horowitz, accounting reviewer at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Janice McGuirk, examiner, at (202) 551-3395 or Pam Howell, legal reviewer at (202) 551- 3357 with any other questions.

Sincerely,

John Reynolds,
Assistant Director

cc: via fax to Michel J. Feldman, Esq.
(312) 460-7613